UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dollar Thrifty Automotive Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

256743105

(CUSIP Number)

Adam J. Semler York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, New York 10153 Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256743105	13D

1)	NAMES OF REPORTING PERSONS York Capital Management Global Advisors, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 5,521,683
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 5,521,683
	10)	SHARED DISPOSITIVE POWER -0-
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,521,683
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.1%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (the “Schedule 13D”) filed by York Capital Management Global Advisors, LLC, a New York limited liability company, with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2011 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Dollar Thrifty Automotive Group, Inc. (the “Company”). This Amendment should be read in conjunction with the Schedule 13D. Capitalized terms used in this Amendment but not otherwise defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended as follows:

Item 2.	Identity and Background

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or, the “Reporting Person”), with respect to:

(i) 941,778 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 678,374 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iii) 580,601 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(iv) 477,645 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(v) 125,078 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”);

(vi) 1,708,720 shares of Common Stock directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”); and

(vii) 1,009,487 shares of Common Stock directly owned by certain accounts managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”) (such accounts, the “Managed Accounts”).

YGA, the sole managing member of the general partner of each of York Capital, York Select, York Select Master, York Global Value, Jorvik and York Multi-Strategy and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed

Accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds and the Managed Accounts.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, Jorvik and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of YGA, York Capital, York Select, York Select Master, York Global Value, Jorvik, York Multi-Strategy, York Managed Holdings, York UCITS Holdings, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(c) YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Select, York Select Master, York Global Value, Jorvik and York Multi-Strategy is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, Jorvik and York Multi-Strategy and the general partner or manager of five other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain separately managed client investment accounts.

York UCITS Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As of June 16, 2011, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was approximately $327,048,119.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $56,780,715 of working capital of York Capital; (ii) approximately $38,499,588 of working capital of York Select; (iii) approximately $33,070,974 of working capital of York Select Master; (iv) approximately $26,324,019 of working capital of York Global Value; (v) approximately $7,485,928 of working capital of Jorvik; (vi) approximately $103,968,772 of working capital of York Multi-Strategy and (vii) approximately $60,918,123 of working capital of the Managed Accounts. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Item 5.	Interest in Securities of the Issuer

(i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,521,683 shares of Common Stock, which constitute approximately 19.1% of the issued and outstanding shares of Common Stock.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 941,778 shares of Common Stock, which constitute approximately 3.3% of the issued and outstanding shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iii) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 678,374 shares of Common Stock, which constitute approximately 2.3% of the issued and outstanding shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(iv) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 580,601 shares of Common Stock, which constitute approximately 2.0% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(v) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 477,645 shares of Common Stock, which constitute approximately 1.6% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(vi) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 125,078 shares of Common Stock, which constitute approximately 0.4% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,708,720 shares of Common Stock, which constitute approximately 5.9% of the issued and outstanding shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Multi-Strategy.

(viii) York Managed Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 284,574 shares of Common Stock, which constitute approximately 1.0% of the issued and outstanding shares of Common Stock.

(ix) York UCITS Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 724,913 shares of Common Stock, which constitute approximately 2.5% of the issued and outstanding shares of Common Stock

(x) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above are based on 28,949,753 shares of Common Stock issued and outstanding as of June 1, 2011 as reported in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on June 6, 2011.

(b)(i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 5,521,683 shares of Common Stock.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 941,778 shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 941,778 shares of Common Stock.

(iii) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 678,374 shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 678,374 shares of Common Stock.

(iv) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 580,601 shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 580,601 shares of Common Stock.

(v) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 477,645 shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 477,645 shares of Common Stock.

(vi) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 125,078 shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 125,078 shares of Common Stock.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,708,720 shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,708,720 shares of Common Stock.

(viii) York Managed Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 284,574 shares of Common Stock.

(ix) York UCITS Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 724,913 shares of Common Stock.

(x) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Person since the Schedule 13D was filed with the SEC on May 9, 2011. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share (dollars) (1)		Transaction Type
May 20, 2011	25,000	81.2025		Purchase
May 23, 2011	29,500	80.2956	(2)	Purchase
May 24, 2011	5,100	80.2242		Purchase
May 25, 2011	800	80.0775		Purchase
May 25, 2011	3,300	79.7600		Sale
May 27, 2011	100	81.9400		Purchase
May 31, 2011	9,900	83.3205		Purchase
May 31, 2011	38,400	82.9500		Sale
June 1, 2011	30,000	82.1605	(3)	Purchase
June 2, 2011	20,200	82.3226	(4)	Purchase
June 2, 2011	700	81.9100		Sale
June 3, 2011	13,900	83.3829	(5)	Purchase
June 6, 2011	75,000	82.6091	(6)	Purchase
June 7, 2011	35,000	81.4971	(7)	Purchase
June 7, 2011	2,400	81.4400		Sale
June 14, 2011	210,000	72.9222	(8)	Purchase
June 15, 2011	150,000	72.1599	(9)	Purchase

(1)	The prices per share reflected in this table are gross prices which do not take into account brokerage commissions or other costs of execution.
(2)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $80.2163 to $80.4502, inclusive. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock purchased or sold at each separate price within the ranges set forth in footnotes (2) through (9) to this table.
(3)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $82.0215 to $82.2995, inclusive.
(4)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $81.9528 to $82.5336, inclusive.
(5)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $83.3657 to $83.4167, inclusive.
(6)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $82.5514 to $82.8400, inclusive.
(7)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $81.1964 to $81.7400, inclusive.
(8)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $72.8892 to $72.9500, inclusive.
(9)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $71.9692 to $72.2356, inclusive.

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Select, York Select Master, York Global Value, Jorvik, York Multi-Strategy or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person. The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: June 16, 2011

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By: /s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer